DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 United States of America www.dlapiper.com

July 12th, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Energy & Transportation

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for Fiscal Year Ended December 31, 2020

Form 20-F for Fiscal Year Ended December 31, 2021

Response dated April 26, 2022

File No. 001-14362

Dear Mr. Horowitz and Ms. O’Brien,

I refer to the comment letter from the Staff dated June 29, 2022 relating to Guangshen Railway Company Limited’s (the “Company”) Form 20-F filings for the fiscal years ended December 31, 2020 and 2021. Since the Company needs more time to prepare responses, the Company respectfully requests an extension to respond to the letter until July 28th, 2022.

Sincerely,

/s/ Alan Seem
Alan Seem

Enclosures

Cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited

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